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                              March 26, 2021

       Shmuel Chafets
       Chief Executive Officer
       Target Global Acquisition I Corp.
       PO Box 1093, Boundary Hall
       Cricket Square, Grand Cayman
       KY1-1102, Cayman Islands

                                                        Re: Target Global
Acquisition I Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-253732

       Dear Mr. Chafets:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Forward purchase agreement, page 19

   1. Please identify the FPA Purchaser here and describe the specific nature of the purchaser's affiliation with your
sponsor. Please also disclose whether or not the forward purchase shares are eligible to
vote on the initial business combination or any other matter prior to the consummation of the
initial business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shmuel Chafets
Target Global Acquisition I Corp.
March 26, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameShmuel Chafets                           Sincerely,
Comapany NameTarget Global Acquisition I Corp.
                                                           Division of
Corporation Finance
March 26, 2021 Page 2                                      Office of Finance
FirstName LastName